

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 8, 2016

<u>Via E-mail</u>
John L. Villano
Chairman, Co-Chief Executive Officer and Chief Financial Officer
Sachem Capital Corp.
23 Laurel Street
Brandford, CT  06405

     **Re:**    **Sachem Capital Corp.**
              **Draft Registration Statement on Form S-11**
              **Submitted August 12, 2016**
              **CIK No. 0001682220**

Dear Mr. Villano:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note your analysis on pages 8, 26 and 58 regarding why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Summary, page 1

Our Competitive Strengths, page 2

4. We note your disclosure that a "significant portion" of your business comes from repeat customers with whom you have long-standing relationships.  Please revise to quantify the portion of your business that comes from repeat customers as well as the portion of your business that comes from affiliates.

Leverage Policies/Financing Strategy, page 3

5. We note your disclosure that you do not have a formal policy limiting the amount of debt you may incur and that your governing documents contain no limitation on the amount of leverage you may use.  Please revise the summary risk factors to include this information and disclose your target leverage ratio.

6. We note your disclosure here and on page 43 that since inception through March 31, 2016, your predecessor, Sachem Capital Partners, LLC, raised $26.5 million of equity capital from investors, including JJV, LLC, whose principals are Jeffrey Villano and John Villano, your Co-Chief Executive Officers, taking into account initial and additional capital contributions.  Please revise your disclosure to break out the amount of equity capital raised from JJV, LLC.  Please also disclose the initial and additional capital contributions to which you refer.

Summary Risk Factors, page 4

7. Please revise your geographic concentration summary risk factor to quantify your concentration of loans with underlying properties in Connecticut.

Our Organizational Structure, page 6

8. We note your disclosure that you will enter into an Exchange Agreement with the members of SCP pursuant to which you will acquire all of the outstanding membership interests of SCP in exchange for 6,283,237 common shares.  Please revise your disclosure to explain how you valued the membership interests being contributed.

9. We note your disclosure that any SCP member who does not sign the Exchange Agreement will have his, her or its membership interest redeemed for cash. Please tell us how many members will receive cash in lieu of common shares and how that will impact the number of common shares to be issued. In addition, please revise to clarify, if true, in your Summary section, and throughout the prospectus, that the cash payable to any SCP member who does not sign the Exchange Agreement is to be paid using a portion of the net proceeds of this offering.

10. Please revise to quantify the amount each of SCP's controlling stockholders and control persons will receive as a result of the transactions contemplated by the Exchange Agreement and the redemptions, if any.

Risk Factors, page 31

11. We note your disclosure that you have elected to avail yourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies. In accordance with the JOBS Act, please include a statement that this election is irrevocable within your amended filing.

12. We further note your disclosure that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures. Please revise your disclosure in your amended filing.

Selected Historical and Pro Forma Financial Information, page 38

13. We note from Use of Proceeds section on page 34 that you expect to use portion of the proceeds to redeem membership interests. In that regard, please clarify your disclosure in the introductory paragraph whether you give effect to the redemption in the pro forma, as adjusted column of your pro forma financial information. If not, please explain why not. Please also provide similar disclosures in the Capitalization section on page 37 and elsewhere, as applicable, in the filing.

Management's Discussion and Analysis, page 41

14. Although we note your disclosure on page 42, please revise to more specifically discuss the spread between the yield on the loan portfolio and the cost of financing and the reasons for any material trends in the spread or advise.

Our Competitive Strengths, page 50

15. We note your disclosure under this heading regarding the "history of successful operations" of your management and predecessor. Please revise to disclose some of the

key adverse business developments experienced in an effort towards providing investors with a balanced and complete overview of your prior performance or advise.

Our Loan Portfolio, page 53

16. We note that your loans are secured by properties located in Connecticut, Massachusetts, Rhode Island or New York. Please revise to quantify the number of loans secured by properties in each state.

17. We note your disclosure on page 53 that a borrower may prepay a loan at any time beginning three months after the funding date, without premium or penalty. Please revise to provide the prepayment rate on your loans or advise.

18. Please revise to disclose the number of loans for which there was an event of default and the number of loans in default or advise. In addition, please revise to clarify the number of your loans that have exercised extension options.

19. We note your disclosure that as of March 31, 2016, the two largest borrowers accounted for 5.3% and 4.8% of SCP's loan portfolio. We further note your disclosure on page 49 that you will adopt a policy that will limit the maximum amount of any loan you fund to a single borrower or group of affiliated borrowers to 10% of the aggregate amount of your loan portfolio. To the extent a group of affiliated borrowers account for 5% or more of SCP's loan portfolio, please disclose the specific percentage of SCP's loan portfolio for which they account.

20. We note your disclosure that the Bankwell Credit Line contains various covenants and restrictions including limiting the amount that you can borrow relative to the value of the underlying collateral, maintaining various financial ratios and limitations on the terms of loans that you make to your customers. Although we note the disclosure regarding the eligibility requirements for an advance on page 55, please revise to provide more detailed disclosure of any material financial covenants, including quantifying any ratios, or advise. In addition, please clarify whether the Exchange Agreement and related transaction will impact this credit line.

Management, page 61

21. Please disclose the principal business of any corporation or other organization by which your executive officers were employed during the past five years. In addition, we note your disclosure that "during a business career of more than 25 years, Mr. Villano has founded and served as the chief executive officer of a number of businesses" and that Mr. Goldberg "held senior executive positions, including chief financial officer and chief operating officer, at a number of public companies. Please expand this disclosure to identify the businesses to which you refer, and include dates of employment and a

description of the business's industry, or remove.  Please refer to Item 401 of Regulation S-K.

Executive Compensation, page 64

Summary Compensation, page 64

22. We note your disclosure that SCP has paid management and other fees to JJV.  Please revise to disclose the "other fees" that have been paid to JJV.

Underwriting, page 99

23. We note that you include a line item in your table on page 99 regarding the non-accountable expense allowance of 1%.  Please revise to clarify whether the disclosure on page 100 regarding your agreement to pay the underwriters' expenses relating to the offering is the same as the non-accountable expense allowance of 1% or revise accordingly.

Legal Matters, page 107

24. We note your disclosure under this heading that upon consummation of this offering, the partners of Morse, Zelnick, Rose & Lander, LLC will own, in the aggregate, 80,000 common shares.  Please clarify how Morse, Zelnick, Rose & Lander, LLC will receive these shares.  If the shares are a result of a contingent basis, please furnish a brief statement to that effect.  Please refer to Item 509 of Regulation S-K.

Notes to Unaudited Pro Forma Financial Statements, page F-22

25. We note your disclosure that the financial statements presented assume the transactions were completed on January 1, 2015. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the transactions were completed on the date of the latest balance sheet included in the filing. Please revise your presentation accordingly. Refer to Rule 8-05 (b) (2) of Regulation S-X.

Pro Forma Statement of Operations on page F-20

26. Please provide pro forma earnings per share data to give effect to the issuance of 6,283,237 common shares to the members of SCP.

Note 2. Unaudited Pro Forma Adjustments, page F-22

27. Please revise your footnote disclosure to clearly explain the assumptions involved. In instances where multiple adjustments are made to a single financial statement line item, please separately quantify each adjustment.

Part II – Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

28. We note your disclosure on page 69 that prior to this offering you will have 8,533,237 shares of common stock issued and outstanding. Please revise your disclosure to account for the 8,533,237 outstanding shares of common stock or advise. Please refer to Item 701 of Regulation S-K.

Exhibits

29. Please fill all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed on EDGAR as correspondence. In addition, we note you have filed a Form of Exchange Agreement. Please let us know whether you will be in a position to file an executed Exchange Agreement prior to effectiveness.

You may contact Becky Chow, Staff Accountant at 202-551-6524 or Shannon Sobotka, Staff Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc:    Stephen Zelnick
       Joel J. Goldschmidt
       Morse, Zelnick, Rose, & Lander, LLP
       Via E-mail